UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated June 11, 2025	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - SPAIN Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A., Barcelona, Spain ("Grifols" or the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

As a continuation of the Privileged Information notes filed by Grifols on March 31, 2025 and May 6, 2025 of this year in relation to the public delisting purchase offer launched by its subsidiary Grifols Biotest Holdings GmbH, Frankfurt am Main, Germany to all shareholders of Biotest Aktiengesellschaft, Dreieich, Germany ("Biotest") to acquire all ordinary shares of Biotest at a price of €43.00 per ordinary share and all non-voting preferred shares of Biotest at a price of €30.00 per non-voting preferred share (the "Delisting Offer"), in accordance with the Offer Document the acceptance period ended on June 6, 2025 at 24:00 hours (local time in Frankfurt am Main) / 18:00 hours (local time in New York).

The Delisting Offer has been accepted for a total of 416,922 ordinary shares of Biotest and a total of 3,002,804 non-voting preferred shares of Biotest. Regarding the ordinary shares, this corresponds to a stake of approximately 2.11% of all issued voting ordinary shares and approximately 1.05% of Biotest's share capital. Regarding the non-voting preferred shares, this corresponds to a stake of approximately 15.18% of all issued non-voting preferred shares of Biotest, as well as approximately 7.59% of Biotest's share capital. In this regard, Grifols will pay a total of € 108,011,766 as the offer price.

As a result of the Delisting Offer, Grifols will hold, directly and indirectly through its subsidiary Grifols Biotest Holdings GmbH, 99.25% of all issued voting ordinary shares and 61.40% of all issued non-voting preferred shares of Biotest.

As described in more detail in Section 12.5 of the Offer Document, the settlement of the Delisting Offer and the payment of the corresponding Offer Price for the Biotest shares submitted for sale will be made no later than the fourth business day following this communication, in accordance with the terms and conditions of the Offer Document. The settlement of the Delisting Offer is expected to take place on June 16, 2025.

Furthermore, it is also reported that Biotest has received the formal notification of the approval of the application for the revocation of the admission of its shares to trading by the Frankfurt Stock Exchange. The delisting is effective as of June 6, 2025. As from that date, Biotest shares are no longer traded on the Frankfurt Stock Exchange.

In Barcelona, June 11, 2025

Nuria Martín Barnés
Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  June 11, 2025

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